Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

OVERSEAS REGULATORY ANNOUNCEMENT

THIRD QUARTERLY REPORT FOR 2021

In accordance with the requirements of the Shanghai Stock Exchange (“SSE”), Guangshen Railway Company Limited (the “Company”) is required to issue a third quarterly report.

The financial information set out in this quarterly report has not been audited, and has been prepared in accordance with the PRC Enterprise Accounting Standards.

This announcement is made in accordance with Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	IMPORTANT NOTICE:

(1)

The board of directors, supervisory committee, directors, supervisors and senior management of the Company warrant that the contents of this quarterly report are authentic, accurate and complete, and there are no misrepresentations or misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept the related legal responsibility.

(2)

Mr. Wu Yong, Chairman of the Company, Mr. Hu Lingling, General Manager, Mr. Luo Xinpeng, Chief Accountant and Mr. Liu Qiyi, Chief of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in this quarterly report are warranted.

(3)	Whether the third quarterly financial statements were audited

☐ Yes     ☒ No

II.	Principal financial information

(1)	Principal Accounting Information and Financial Indicators

Unit: ¥ Currency: RMB

Items	This reporting period	Increase/ decrease as compared with the corresponding period of last year (%)	From the beginning of the year to the end of the reporting period	Increase/ decrease from the beginning of the year to the end of the reporting period compared with the corresponding period of last year (%)
Revenues from operation	5,279,474,277	29.03	14,947,451,817	29.43
Net profit attributable to shareholders of listed company	(260,456,104)	N/A	(255,283,646)	N/A
Net profit attributable to shareholders of listed company after extraordinary gain or loss	(263,998,947)	N/A	(255,659,310)	N/A
Net cash flow from operating activities	N/A	N/A	301,893,875	(71.60)
Basic earnings per share (¥/share)	(0.037)	N/A	(0.036)	N/A
Diluted earnings per share (¥/share)	(0.037)	N/A	(0.036)	N/A
Weighted average return on net assets (%)	(0.93)	N/A	(0.91)	N/A

	At the end of this reporting period	At the end of last year	Increase/ decrease at the end of the reporting period compared with the end of last year (%)
Total assets	37,467,765,557	36,780,451,862	1.87
Owners’ equity attributable to shareholders of the listed company	28,016,100,897	28,192,839,252	(0.63)

Note: (1)	“This reporting period” refers to the three-month period from the beginning of this quarter to the end of this quarter, the same as below;
(2)	Return on net assets represents the difference between the amounts of “Increase/decrease as compared with the same period of last year (%)”.

(2)	Extraordinary gain or loss items and amounts

Unit: ¥ Currency: RMB

Items	Amount for this reporting period	Amount from the beginning of the year to the end of the reporting period
Gain or loss on disposal of non- current assets (including the write-off portion of the provision for impairment of assets）	(1,148,281)	(15,632,513)
Government grants included in profit or loss for the period, other than government grants closely related to the normal operation of the Company and granted on an on-going basis in accordance with specific standard amount or quantity in compliance with national policies	2,650,248	9,945,967
Other non-operating income and expenses other than aforesaid items	2,743,628	6,246,125
Less: Effect of income tax	670,314	118,932
Effect of minority interests (after tax)	32,438	64,983
Total	3,542,843	375,664

Note: Extraordinary losses are expressed in negative figures.

(3)	Changes of key accounting items and financial indicators and reasons for changes

☒ Applicable     ☐ Not applicable

Items	Movement (%)	Major Reason
Net profit attributable to shareholders of listed company _ This reporting period (July to September)	N/A	Operating revenue increased from July to September and the increase was greater than the increase in operating costs.
Net profit attributable to shareholders of listed company after extraordinary gain or loss _ This reporting period (July to September)	N/A	Same as above.
Basic earnings per share _ This reporting period (July to September)	N/A	Same as above.
Diluted earnings per share _ This reporting period (July to September)	N/A	Same as above.
Weighted average return on net assets _ This reporting period (July to September)	N/A	Same as above.
Net profit attributable to shareholders of listed company _ From the beginning of the year to the end of the reporting period (January to September)	N/A	Operating revenue increased from January to September and the increase was greater than the increase in operating costs.
Net profit attributable to shareholders of listed company after extraordinary gain or loss _ From the beginning of the year to the end of the reporting period (January to September)	N/A	Same as above.
Basic earnings per share _ From the beginning of the year to the end of the reporting period (January to September)	N/A	Same as above.
Diluted earnings per share _ From the beginning of the year to the end of the reporting period (January to September)	N/A	Same as above.
Weighted average return on net assets _ From the beginning of the year to the end of the reporting period (January to September)	N/A	Same as above.
Net cash flow from operating activities _ From the beginning of the year to the end of the reporting period (January to September)	(71.60)	Resulted from increase in operating cash outflow.

III.	INFORMATION OF SHAREHOLDERS

(1)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders at the end of the reporting period	193,859	Total number of preference shareholders with restored voting rights at the end of the reporting period (if any)	N/A

Shareholdings of the top ten shareholders

Name of shareholder	Nature of shareholder	Number of shares held	Shareholding percentage (%)	Number of shares with selling restriction held	Share pledged, marked or frozen
					Status of shares	Number
China Railway Guangzhou Group Co., Ltd.	State-owned legal person	2,629,451,300	37.12	—	Nil	—
HKSCC NOMINEES LIMITED (note)	Foreign legal person	1,478,777,859	20.88	—	Nil	—
Lin Naigang	Domestic natural person	124,000,000	1.75	—	Nil	—
Hong Zejun	Domestic natural person	105,000,000	1.48	—	Nil	—
Li Wei	Domestic natural person	35,946,201	0.51	—	Nil	—
Taiyuan Iron and Steel (Group) Co., Ltd.	State-owned legal person	30,771,989	0.43	—	Nil	—
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	Other	28,101,600	0.40	—	Nil	—
Yinhua Fund — Agricultural Bank of China — Yinhua CSI Financial Assets Management Scheme	Other	26,814,300	0.38	—	Nil	—
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	Other	26,436,800	0.37	—	Nil	—
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	Other	24,907,300	0.35	—	Nil	—

Top ten holders of shares without selling restrictions

Name of shareholder	Number of shares held without selling restrictions	Class and number of shares
		Class	Number
China Railway Guangzhou Group Co., Ltd.	2,629,451,300	RMB ordinary shares	2,629,451,300
HKSCC NOMINEES LIMITED (Note)	1,478,777,859	RMB ordinary shares	61,859,560
		Overseas listed foreign shares	1,416,918,299
Lin Naigang	124,000,000	RMB ordinary shares	124,000,000
Hong Zejun	105,000,000	RMB ordinary shares	105,000,000
Li Wei	35,946,201	RMB ordinary shares	35,946,201
Taiyuan Iron and Steel (Group) Co., Ltd.	30,771,989	RMB ordinary shares	30,771,989
Harvest Fund — Agricultural Bank of China — Harvest CSI Financial Asset Management Plan	28,101,600	RMB ordinary shares	28,101,600
Yinhua Fund — Agricultural Bank of China-Yinhua CSI Financial Assets Management Scheme	26,814,300	RMB ordinary shares	26,814,300
Central European Fund — Agricultural Bank of China — Central European CSI Financial Asset Management Plan	26,436,800	RMB ordinary shares	26,436,800
Southern Asset Management — Agricultural Bank of China — Southern CSI Financial Assets Management Scheme	24,907,300	RMB ordinary shares	24,907,300
Statement regarding the connected relationship or acting in concert arrangements of the above shareholders	The Company is not aware of any of the above shareholders being connected or acting in concert as defined in the “Administrative Measures on Acquisitions of Listed Companies” (《上市公司收購管 理辦法》).
Description of the top ten shareholders and top ten shareholders holding shares without selling restrictions participate in margin financing and securities lending and refinancing business (if any)	Li Wei holds a total of 35,946,201 shares of the Company, including 3,938,201 shares held through ordinary securities accounts and 32,008,000 shares held through credit securities accounts.

Note:	61,859,560 A shares and 1,416,918,299 H shares of the Company were held by HKSCC NOMINEES LIMITED in the capacity of various clients.

IV.	Other Reminders

☐ Applicable  ☒ Not applicable

V.	Quarterly Financial Statements

(1)	Type of Audit Opinion

☐ Applicable  ☒ Not applicable

(2)	Financial Statements

Combined Balance Sheet

30 September, 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	30 September 2021	31 December 2020
Current Asset:
Bank balances and cash	1,530,410,316	1,545,232,043
Trade receivables	4,818,838,268	3,721,676,955
Prepayments	8,298,037	5,124,452
Other receivables	363,084,654	595,861,776
Inventories	299,285,647	296,405,900
Other current assets	51,724,355	94,535,587
Total current assets	7,071,641,277	6,258,836,713

Combined Balance Sheet (Continued)

30 September, 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	30 September 2021	31 December 2020
Non-current assets:
Debt Investments	160,000,000	160,000,000
Long-term receivables	19,430,221	23,733,581
Long-term equity investments	221,440,642	196,848,985
Investment in other equity instruments	377,631,199	377,631,199
Fixed assets	23,061,347,188	23,016,083,082
Constructions-in-progress	2,532,726,055	2,778,675,953
Right-of-use assets	1,341,301,976	1,352,498,274
Intangible assets	1,793,683,001	1,831,303,551
Goodwill	281,254,606	281,254,606
Long-term prepaid expenses	66,867,483	43,888,542
Deferred income tax assets	507,891,423	422,953,733
Other non-current assets	32,550,486	36,743,643
Total non-current assets	30,396,124,280	30,521,615,149
Total assets	37,467,765,557	36,780,451,862
Current liabilities:
Trade payables	5,271,849,726	4,988,615,141
Contract liabilities	91,856,401	215,305,381
Staff remuneration payable	467,491,717	442,701,969
Tax payable	57,252,229	63,638,806
Other payables	1,318,161,659	1,357,761,713
Other non-current liabilities	4,654,040	14,833,718
Non-current liabilities due within one year	62,727,500	61,880,000
Total current liabilities	7,273,993,272	7,144,736,728

Combined Balance Sheet (Continued)

30 September, 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	30 September 2021	31 December 2020
Non-current liabilities:
Lease liabilities	1,319,973,120	1,315,693,163
Deferred income	838,161,209	104,938,887
Deferred income tax liabilities	57,043,016	58,912,559
Total non-current liabilities	2,215,177,345	1,479,544,609
Total liabilities	9,489,170,617	8,624,281,337
Owners’ equity (or shareholders’ equity):
Paid-in capital (or share capital)	7,083,537,000	7,083,537,000
Capital reserves	11,562,657,448	11,562,657,448
Other comprehensive income	181,940,940	181,940,940
Appropriative reserves	79,382,523	—
Surplus reserves	3,084,484,724	3,084,484,726
Retained earnings	6,024,098,262	6,280,219,138
Total equity attributable to owners of the parent (or shareholders’ equity)	28,016,100,897	28,192,839,252
Minority interests	(37,505,957)	(36,668,727)
Total owners’ equity (or shareholders’ equity)	27,978,594,940	28,156,170,525
Total liabilities and owners’ equity (or shareholders’ equity)	37,467,765,557	36,780,451,862

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

Combined Statement of Profit

January to September 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
I. Total revenues from operation	14,947,451,817	11,548,681,016
Include: Revenues from operation	14,947,451,817	11,548,681,016
II. Total operating costs	15,318,144,339	12,985,021,964
Include: Operating costs	15,085,154,253	12,727,034,730
Business tax and surcharges	37,816,207	20,532,021
Management expenses	165,186,966	215,249,930
Finance costs	29,986,913	22,205,283
Include: Interest expense	50,643,028	43,225,843
Interest income	22,025,689	22,330,939
Loss from credit impairment (loss denoted by “—”)	3,924,763	(10,554,166)
Add: Other gains	9,945,967	14,004,435
Gains from investments (loss denoted by “—”)	34,393,484	24,680,727
Include: Gains from investments in associates and joint ventures	24,591,656	16,945,457
III. Profit from operation (loss denoted by “—”)	(322,428,308)	(1,408,209,952)
Add: Non-operating income	9,054,470	6,359,748
Less: Non-operating expenses	18,869,057	34,732,323
IV. Gross profit (gross loss denoted by “—”)	(332,242,895)	(1,436,582,527)
Less: Income tax expenses	(76,122,019)	(320,702,731)

Combined Statement of Profit (Continued)

January to September 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
V. Net profit (net loss denoted by “—”)	(256,120,876)	(1,115,879,796)
(I) Classification by continuous operations
1. Net profit from continuous operations (net loss denoted by “—”)	(256,120,876)	(1,115,879,796)
2. Net profit from discontinued operations (net loss denoted by “—”)	—	—
(II) Classification by ownership
1. Net profit attributable to shareholders of the parent (net loss denoted by “—”)	(255,283,646)	(1,116,783,823)
2. Profit or loss of minority shareholders (net loss denoted by “—”)	(837,230)	904,027
VI. Net other comprehensive income after tax	—	—
VII. Total comprehensive income	(256,120,876)	(1,115,879,796)
(I) Total comprehensive income attributable to owners of the parent	(255,283,646)	(1,116,783,823)
(II) Total comprehensive income attributable to minority shareholders	(837,230)	904,027
VIII. Earnings per share:
(I) Basic earnings per share (¥/share)	(0.036)	(0.158)
(II) Diluted earnings per share (¥/share)	(0.036)	(0.158)

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

Combined Cash Flow Statement

January to September 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
I. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	11,854,204,007	8,893,639,316
Cash received relating to other operating activities	113,794,407	198,938,081
Sub-total of cash inflows from operating activities	11,967,998,414	9,092,577,397
Cash paid for goods purchased and services accepted	5,260,908,117	2,591,999,085
Cash paid to and on behalf of employees	5,859,496,580	4,909,426,045
Tax paid	338,828,531	438,955,284
Cash paid relating to other operating activities	206,871,311	89,136,261
Sub-total of cash outflows from operating activities	11,666,104,539	8,029,516,675
Net cash flows from operating activities	301,893,875	1,063,060,722
II. Cash flows from investing activities:
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	93,806,738	132,134,054
Cash received from gains from investments	9,801,829	7,735,270
Sub-total of cash inflows from investing activities	103,608,567	139,869,324
Cash paid to construct fixed assets, intangible assets and other long-term assets	420,324,169	702,121,464
Cash paid relating to investments	—	26,586,470
Cash paid relating to other investing activities	—	220,000,000
Sub-total of cash outflows from investing activities	420,324,169	948,707,934
Net cash flows from investing activities	(316,715,602)	(808,838,610)

Company Cash Flow Statement (Continued)

January to September 2021

Prepared by: Guangshen Railway Company Limited    Unit: ¥    Currency: RMB    Audit type: Unaudited

Items	First three quarters of 2021 (January to September)	First three quarters of 2020 (January to September)
III. Cash flows from financing activities:
Cash for distribution of dividends, profits or repayment of interest payments	—	266,065,203
Cash paid relating to other financing activities	—	45,562,500
Sub-total of cash outflows from financing activities	—	311,627,703
Net cash flows from financing activities	—	(311,627,703)
IV. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
V. Net increase in cash and cash equivalents	(14,821,727)	(57,405,591)
Add: Balance of cash and cash equivalents at the beginning of the period	1,705,232,043	1,562,333,604
VI. Balance of cash and cash equivalents at the end of the period	1,690,410,316	1,504,928,013

Chairman: Wu Yong    General Manager: Hu Lingling

Chief Accountant: Luo Xinpeng    Chief of Finance Department: Liu Qiyi

(3)

Relevant Information on the adjustment to the implementation of the financial statements at the beginning of such year for the first time against initial application of the new lease standards since 2021

☐ Applicable ☒ Not applicable

Board of Directors

Guangshen Railway Company Limited

28 October 2021